                                                        Pursuant to Rule 424(b)4
                                                          Registration 333-46747



  PROSPECTUS



                                 660,908 Shares



                         SYLVAN LEARNING SYSTEMS, INC.


                                  Common Stock

                                  -----------

     The shares of Common Stock of Sylvan Learning Systems, Inc. (the "Company") covered by this Prospectus are outstanding shares which may be offered and sold from time to time by the stockholders named herein. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "SLVN." On March 17, 1998 the last sale price for the Common Stock as reported on the Nasdaq Stock Market was $45.75 per share.

     The Selling Stockholders may from time to time sell shares of the Common Stock offered hereby in transactions on the Nasdaq Stock Market, in privately-negotiated transactions or otherwise, in each case at negotiated prices. See "Plan of Distribution." The brokers or dealers through or to whom the shares of Common Stock covered hereby may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed underwriting compensation.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                The date of this Prospectus is March 17, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http:\\www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part and exhibits relating thereto which the Company has filed with the Commission. Copies of the information and exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fees prescribed by the Commission, may be examined without charge at the offices of the Commission or through the Commission's Internet web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-22844) pursuant to the 1934 Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by its Annual Report on Form 10-K/A (with Items 6, 7 and 8 thereof having been superseded by the information contained in the Company's Current Report on Form 8-K dated July 15, 1997), (ii) the Company's Current Report on Form 8-K and 8-K/A dated January 28, 1997, relating to the Company's acquisition of Wall Street Institute; (iii) the Company's Current Report on Form 8-K/A dated March 12, 1997, relating to the termination of the Company's Merger Agreement with National Education Corporation; (iv) the Company's Current Report on Form 8-K and 8-K/A dated April 17, 1997 and May 30, 1997, relating to the Company's acquisition of I-R, Inc. and Independent Child Study Teams, Inc. (collectively, "Educational Inroads"); (v) the Company's Current Report on Form 8-K dated July 15, 1997, restating certain historical financial information to reflect the acquisition of Educational Inroads; (vi) the Company's Current Report on form 8-K dated March 12, 1998 restating the Company's selected consolidated financial data schedule to reflect the Company's adoption of Statement of Financial Accounting Standards No. 128; (vii) the Company's Quarterly Reports on Form
10-Q for the quarters ended March 31, 1997; June 30, 1997; and September 30, 1997; (viii) the description of Common Stock contained in Item 4 of the Company's Registration Statement on Form 8-A, filed with the Commission under the 1934 Act; and (ix) all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Sylvan Learning Systems, Inc., 1000 Lancaster Street, Baltimore, Maryland 21202, Attention: Chief Financial Officer, telephone:
(410) 843-8000.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Sylvan Learning Systems, Inc. (the "Company" or "Sylvan") is a leading international private provider of educational and testing services. The Company delivers a broad array of supplemental and remedial educational services and computer-based testing through three principal divisions. The Core Educational Services division designs and delivers individualized tutorial services to school-age children and adults at 669 franchised and Company-owned Sylvan Learning Centers. Sylvan Prometric, the Company's testing services division, administers computer-based tests for major organizations, corporations, professional associations and governmental agencies through its worldwide network of Testing Centers. The Contract Educational Services division provides Sylvan's core educational services under federal and state funding programs to more than 12,000 students in 89 public schools and more than 38,000 students in 507 non-public schools (including Educational Inroads) and provides on-site educational and training services to employees of large corporations. Since 1994, the Company has substantially expanded its business through a combination of internal growth and acquisitions and has increased revenue and operating income from $68.7 million and $3.4 million, respectively, in 1994 to $181.9 million and $22.7 million, respectively, in 1996. Sylvan's 1996 systemwide revenues were approximately $310.3 million, consisting of $165.1 million from core educational services ($139.5 million from franchised Learning Centers and $25.6 million from Company-owned Learning Centers, product sales and franchise sales fees), $87.0 million from testing services and $58.2 million from contract educational services.

     Core Educational Services. The Company's Core Educational Services division provides supplemental instruction in reading, mathematics and reading readiness and features an extensive series of standardized diagnostic tests, individualized instruction, a student motivational system and continued involvement from both parents and the child's regular school teacher. As of September 30, 1997, the Company or its franchisees operated 669 Learning Centers in 49 states, five Canadian provinces, Hong Kong, South Korea and Guam, with 403 franchisees owning and operating 628 Sylvan Learning Centers and Sylvan owning and operating 41 Learning Centers.

     Sylvan Prometric Testing Services. As of September 30, 1997, Sylvan or its authorized representatives operated 1,908 Testing Centers, 1,207 of which were located in North America and the remainder in 97 foreign countries. The Company enters into contracts directly with various professional licensure, educational and information technology ("IT") businesses, organizations and agencies, under which Sylvan receives a fee based upon the number of tests given for those customers. Principal customers for the Company's testing services are Educational Testing Services ("ETS") and, in the IT industry, Microsoft Corp. and Novell, Inc. IT customers sponsor worldwide certification programs for various professionals such as network administrators and engineers, service technicians and instructors. Sylvan has been designated as the exclusive commercial provider of computer-based tests administered by ETS (excluding the SAT and PSAT) and operates 47 testing centers in 33 countries to facilitate delivery of international testing for ETS. The Company also provides testing services for organizations responsible for licensing broker-dealers, pilots, aviation mechanics, computer professionals and medical laboratory technicians. Through the Company's December 1996 acquisition of Wall Street Institute International B.V. and its affiliates ("Wall Street"), Sylvan now provides live and computer-based English instruction and testing in Europe and Latin America through a network of more than 180 franchised and Company-owned centers.

     Contract Educational Services; PACE; Sylvan-at-Work; Caliber Learning Network, Inc. Sylvan provides educational services under federal and various state funding programs to students in 89 public and 507 non-public schools. Sylvan provides educational and training services to large corporations throughout the United States, including racial and gender workplace diversity training and skills improvement programs such as writing, advanced reading, listening and public speaking, through its wholly-owned subsidiary, The PACE Group ("PACE"), and the Company's Sylvan-at-Work program. In November 1996, Caliber Learning Network, Inc. was formed as a joint initiative of Sylvan and MCI Telecommunications Corporation to become a worldwide distribution network of professional education centers equipped with satellite-based video conferencing and computer network capabilities. Sylvan currently owns a 10 percent interest in Caliber Learning Network and has the option to acquire a majority interest in the future.

     The Company's principal executive offices are located at 1000 Lancaster Street, Baltimore, Maryland 21202, and its telephone number is (410) 843-8000.

                                USE OF PROCEEDS

     All of the proceeds from the sale of the shares of the Company's Common Stock offered hereby will be received by the Selling Stockholders. The Company will receive none of the proceeds from the sale of the shares of Common Stock offered hereby.

                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by the person listed therein (the "Selling Stockholders") prior to this offering, the maximum number of shares of Common Stock to be sold by the Selling Stockholders hereby, and the beneficial ownership of the Company's Common Stock by the Selling Stockholders after this offering, assuming that all shares of Common Stock offered hereby are sold.


                                                  Shares Beneficially                       Shares Beneficially
                                                Owned Prior to Offering     Shares To      Owned After Offering
                                              -------------------------    Be Sold In    --------------------------
Name and Address of Beneficial Owner             Number       Percent       Offering         Number       Percent
=========================================     ============  ===========   ============   ============  ============
Block Testing Services L.P(1)..........         471,622        1.6%            471,622           --            --
  650 Dundee Road, Suite 370
  Northbrook, IL 60062

Dr. James A. Bax(2)....................          86,410         **              86,410           --             --

Dr. Anthony W. Mitchell(2).............          42,434         **              42,434           --             --

Sue J. Mitchell(2).....................          42,435         **              42,435           --             --

Leslie Zalk............................           5,186         **               5,186           --             --
  507 Morning Canyon Road
  Carona Del Mar, CA 92625

Kathleen Gillan........................           1,765         **               1,765           --             --
  4110 Apricot
  Irvin CA 92620

Carleen Garza..........................           2,207         **               2,207           --              --
  575 North Ramprt Way
  Denver, CO 80220

Evelyn M. Tuey.........................           1,765         **               1,765           --              --
  3829 Sheffield Circle
  Danville, CA 92526

Stephanie Thomas.......................           1,103         **               1,103           --              --
  3112 Quail Run
  Rossmoor, CA 90720

Merida M. Phillips.....................             883         **                 883           --              --
  2955 Champion, #295
  Justin CA 92782

Kay L. Bennett.........................             574         **                 574           --              --
  6332 Silverood Drive
  Huntington Beach, CA 92647

Patricia McSwain.......................           2,074         **               2,074           --              --
  10 Evening Breeze
  Irvine, CA 92612

Harold Sakayan.........................           2,450         **               2,450           --              --
  8813 Belmart Road
  Potomac, MD 20854

--------------
* Less than 1%.


(1) The general partner of this holder is Registry Testing Services L.L.C. ("Registry LLC"). The members of Registry LLC are Messrs. Steven Taslitz, Eric Becker and Merrick Elfman (managing member). Each of the members of Registry LLC disclaims beneficial ownership of the shares of Common Stock of the Company owned by the holder. Mr. Becker is the brother of Douglas L. Becker, the President and Co-Chief Executive Officer of the Company.
(2) The address of this holder is c/o of Harold W. Mullis, Jr., Esquire, Trenam Kemker, 2700 Barnett Plaza, 101 East Kennedy Boulevard, Tampa, Florida 33601.

     Pursuant to an asset purchase agreement, dated as of December 1, 1997, by and among Block Testing Services L.P. ("Block"), Block State Testing Services L.P. ("Block State") and the Company (the "Block Agreement"), the Company acquired all of the assets and certain liabilities of Block and Block Stock in exchange for the issuance to Block of 315,669 shares of Common Stock of the Company and the issuance to Dr. James A. Bax, Dr. Anthony W. Mitchell and Sue J. Mitchell (the "Block Debtholders") of an aggregate of 171,279 shares of Common Stock of the Company, all of which are being offered in this Prospectus, as required by the Block Agreement. None of the Block Debtholders nor any of their affiliates is an officer, director, employee or affiliate of the Company.

     Pursuant to an agreement and plan of reorganization dated as of December 1, 1997 by and among Block, National Assessment Institute, Inc. ("NAI"), NAI Merger Corp. and the Company (the "NAI Merger Agreement"), the Company acquired from Block all of the outstanding stock of NAI in exchange for the issuance to Block of an aggregate of 155,953 shares of Common Stock of the Company, all of which are being offered in this Prospectus, as required by the NAI Merger Agreement.

     Pursuant to an Agreement for Purchase of Stock, effective as of October 1, 1997 (the "PMZ Agreement"), by and among the Company and Leslie Zalk, Kathleen Gillan, Carleen Garza, Evelyn M. Tuey, Stephanie Thomas, Merida M. Phillips, Kay
L. Bennett and Patricia McSwain (collectively, the "PMZ Stockholders"), the Company acquired from the PMZ Stockholders 75% of the issued and outstanding capital stock of PMZ, Inc. ("PMZ") in exchange for the issuance to the PMZ Stockholders of an aggregate of 15,557 shares of Common Stock of the Company. The Company already held 25% of the PMZ capital stock prior to the consummation of the PMZ Agreement. All of the shares of Common Stock of the Company issued to the PMZ Stockholders pursuant to the PMZ Agreement are being offered in this Prospectus, as required by the PMZ Agreement. None of the PMZ Stockholders nor any of their affiliates is an officer, director, employee or affiliate of the Company.

     Pursuant to an Agreement for Purchase of Operating Sylvan Learning Center from VCM, Inc. ("VCM"), dated September 30, 1997 (the "VCM Agreement"), by and between the Company and VCM, the Company acquired all of the issued and outstanding shares of capital stock of VCM in exchange for the issuance to VCM's sole stockholder, Harold Sakayan (the "VCM Stockholder" and, together with Block, the Block Debtholders and the PMZ Stockholders, the "Selling Stockholders"), of an aggregate of 2,450 shares of Common Stock of the Company. All of the shares of Common Stock issued to the VCM Stockholder pursuant to the VCM Agreement are being offered in this Prospectus, as required by the VCM Agreement. Neither the VCM Stockholder nor any of his affiliates is an officer, director, employee or affiliate of the Company.

                              PLAN OF DISTRIBUTION

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SLVN." The Shares may be sold from time to time by the Selling Stockholders directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire the Shares as principals. In connection with any sales of the Shares hereunder, the Selling Stockholders and any broker-dealers participating such sales may be deemed to be "underwriters" within the meaning of the Securities Act. The distribution of the Shares hereunder by the Selling Stockholders may be effected in one or more transactions that may take place on the Nasdaq National Market or otherwise, including block trades or ordinary brokers' transactions, or through privately negotiated transactions, through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. The Company will not bear any commissions or discounts paid or allowed by the Selling Stockholders to underwriters, dealers, brokers or agents. To the extent required, the specific shares of Common Stock to be sold, purchase price, public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering may be set forth in an accompanying Prospectus Supplement. The Company has agreed to bear the cost of preparing the Registration Statement of which this Prospectus is a part and all filing fees and legal and accounting expenses in connection with registration of the shares of Common Stock offered by the Selling Stockholders hereby under federal and state securities laws.

                                 LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements and schedule of Sylvan Learning Systems, Inc. at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein also incorporated herein by reference which, as to the years 1996 and 1995, is based in part on the reports of Deloitte & Touche LLP, independent auditors, and as to the year 1994, is based in part on the report of Canterelli & Vernoia, CPAs, independent auditors. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

===============================================================================

      No person has been authorized by the Company to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations may not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall create an implication that there has been no change in the affairs of the Company since the date hereof.



                         -----------------------------



                               TABLE OF CONTENTS

PAGE
----
Available Information..............................2
Incorporation of Certain
  Documents by Reference...........................2
The Company........................................3
Use of Proceeds....................................4
Selling Stockholders...............................5
Plan of Distribution...............................6
Legal Matters......................................7
Experts............................................7


================================================================================

                               660,908 Shares




                               SYLVAN LEARNING
                                SYSTEMS, INC.


                                Common Stock



                                  PROSPECTUS




                                March 17, 1998


================================================================================